UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of September 2024 (Report No. 2)

001-36345

(Commission File Number)

GALMED PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

c/o Meitar Law Offices Abba Hillel Silver Rd.,

Ramat Gan, 5250608

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Galmed Pharmaceuticals Ltd. (the “Company”) announces that it will hold a Special General Meeting of Shareholders on Monday, October 14, 2024 at 5:00 p.m. (Israel time) at the offices of Meitar | Law Offices, legal counsel to the Company at 16 Abba Hillel Silver Rd., Ramat Gan, 5250608, Israel. A copy of the Notice of the Special General Meeting of Shareholders and Proxy Statement and the Proxy Card are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, and are incorporated herein by reference.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 (Registration No. 333-206292 and 333-227441) and the Company’s Registration Statement on Form F-3 (Registration No. 333-254766).

Exhibit Index

Exhibit No.	Description

99.1	Notice of the Special General Meeting of Shareholders and Proxy Statement

99.2	Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Galmed Pharmaceuticals Ltd.

Date: September 20, 2024	By:	/s/ Allen Baharaff
Allen Baharaff
President and Chief Executive Officer